September 6, 2019

Michelle Gass
Chief Executive Officer
KOHLS Corp
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

       Re: KOHLS Corp
           Form 10-K for Fiscal Year Ended February 2, 2019
           Filed March 22, 2019
           Response Dated August 16, 2019
           File No. 001-11084

Dear Ms. Gass:

        We have reviewed your August 16, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 5, 2019 letter.

Response Letter dated August 16, 2019

Form 10-K for Fiscal Year Ended February 2, 2019
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Sales, page 19

1. We note your response to comment 1 indicates that in certain circumstances you may provide additional disclosure regarding the increase or decrease in digital sales within your analysis of results of operations in future periodic filings. To assist us in understanding your response please provide us with the following additional information:

          Please clarify what you meant by your response that "To the extent that digital sales are a key driver of our net sales performance and discussed on our quarterly earnings
 Michelle Gass
KOHLS Corp
September 6, 2019
Page 2
             call, we will discuss the increase or decrease in digital sales in our quarterly and annual filings." In doing so, please tell us in more detail the circumstances under which you plan to provide additional disclosure regarding the change in digital sales within MD&A in your future periodic reports. We remind you that one of the purposes of MD&A is to provide a narrative explanation of your company s financial statements that enables investors to see the company through the eyes of management.
             If you plan to provide such disclosure in your next periodic filing, please tell us that in your response; or if you do not believe you currently meet the circumstances where such disclosure is appropriate under Item 303 of Regulation S-K and SEC Release No.
             33-8350, please tell us why.

             If you intend to discuss the change in digital sales within your analysis of results of operations, please tell us how you considered providing your investors with insight into how the change in digital sales relates to the change in total net sales. If you discuss the change in digital sales but it does not have a direct relationship to the change in total net sales, please tell us how you could clarify this for your investors.



       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, Jacqueline
Kaufman, Staff Attorney at (202) 551-3797 or Jennifer Thompson, Accounting Branch Chief at
(202) 551-3737 with any questions.



FirstName LastNameMichelle Gass                                  Sincerely,
Comapany NameKOHLS Corp
                                                                 Division of
Corporation Finance
September 6, 2019 Page 2                                         Office of
Consumer Products
FirstName LastName